UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:   June 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

News release dated June 26, 2009 issued by the registrant announcing the completion of the merger of Shannon Acquisition Sub, Inc., a Delaware corporation (the registrant’s wholly-owned subsidiary), with and into SiRF Technology Holdings, Inc. (“SiRF”), resulting in SiRF becoming a wholly owned subsidiary of the registrant.

EXHIBITS

Exhibit No.	Description
1.1

News release dated June 26, 2009 issued by the registrant announcing the completion of the merger of Shannon Acquisition Sub, Inc., a Delaware corporation (the registrant’s wholly-owned subsidiary), with and into SiRF, resulting in SiRF becoming a wholly owned subsidiary of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: June 26, 2009	By: /s/ Will Gardiner Will Gardiner Chief Financial Officer

EXHIBIT 1.1

26 June 2009

CSR plc

Completion of Merger with SiRF

CSR plc (LSE: CSR.L) ("CSR" or the "Company") announces that it has completed the merger of SiRF Technology Holdings, Inc. ("SiRF"), a global leader in GPS technology, with a subsidiary of the Company.

Joep van Beurden, Chief Executive Officer of CSR said: "We are very pleased to announce the completion of the merger with SiRF. This transaction provides us with a leading capability in GPS that complements our leading Bluetooth and Wi-Fi capabilities.  We offer a comprehensive portfolio of world class wireless connectivity solutions as well as market leading location technologies to our customers.

"We are extremely excited about this transaction and look forward to supporting the existing and future needs of our joint customer base across multiple markets.  Following the significant amount of planning we have undertaken for the integration of the two companies, I am confident of achieving at least $35m of synergies over the next 60 days.  Our aim is to launch our combined product roadmap shortly."

CSR's second quarter results are expected to be announced in late July 2009 at which time the Company will provide an update on the progress of the integration of SiRF.

Enquiries:

Investors

CSR plc

Will Gardiner, Chief Financial Officer

Scott Richardson-Brown, Director of Corporate Finance & IR	Tel: +44 (0) 1223 692 000

US Investors

Mozes Communications LLC

Kristine Mozes	Tel: +1 781 652 8875

Media

Brunswick

Tom Buchanan

Chris Blundell	Tel: +44 (0) 20 7404 5959

About CSR

CSR is a leading provider of multifunction connectivity and location platforms.  CSR's technology portfolio includes Bluetooth, GPS, FM, Wi-Fi (IEEE802.11), UWB, NFC and other technologies to enable silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.   CSR's Connectivity Centre is

designed to enhance user experience with mainstream mobile devices by intelligent integration of multiple wireless connectivity and location-awareness technologies.  CSR's Location Platforms are complemented by wireless connectivity and multimedia capabilities for high-volume mobile consumer devices and commercial applications.

CSR's technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras, mobile gaming, plus a wide range of personal and commercial tracking applications.

More information can be found at www.csr.com

Forward Looking Statements

This announcement contains certain statements (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) that are 'forward looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the effects of the merger with SiRF (the 'merger'), now a direct, wholly-owned subsidiary of CSR plc, and other future events and their potential effects on CSR. These forward-looking statements can be identified by words such as 'believes', estimates', 'anticipates', 'expects', 'intends', 'may', 'will', 'plans', 'should' and other words of similar meaning. Such forward-looking statements represent the current expectations and beliefs of management of CSR and are based upon numerous assumptions regarding CSR's business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to: the ability to realise the expected cost and revenue synergies from the merger in the amounts or in the timeframe anticipated; the development of the markets for CSR's products; CSR's ability to develop and market a multifunction radio product containing GPS-based location technology and Bluetooth technology in a timely fashion; consumer and market acceptance of CSR's products and the products that use CSR's products; decreases in the demand for CSR's products; excess inventory levels at CSR's customers; declines in average selling prices of CSR's products; cancellation of existing orders or the failure to secure new orders; CSR's failure to introduce new products and to implement new technologies on a timely basis; CSR's failure to anticipate changing customer product requirements; CSR's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any litigation; the cyclicality of the semiconductor industry; overall economic conditions; the lengthy design cycle for CSR's products; CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products; the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; the yields that CSR's subcontractors achieve with respect to CSR's products; possible errors or failures in the hardware or software components of CSR's products; CSR's ability to successfully manage its recent expansion and growth; CSR's ability to protect its intellectual property; CSR's ability to attract and retain key personnel including engineers and technical personnel; competitive developments in CSR's markets; difficulty in predicting future results; and CSR's ability to successfully and efficiently integrate SiRF following the merger and other recent or future acquisitions.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.